SEC
[redacted]
08025698
Washington, DC
103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28302

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINANCE 500, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19762 MacARTHUR BLVD., SUITE 200
(No. and Street)

IRVINE (City) CALIFORNIA (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JON McCLINTOCK 949/253-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 17 2008
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2008
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/14/08

OATH OR AFFIRMATION

I, JON McCLINTOCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINANCE 500, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JULIE F. MORIN
Commission # 1527278
Notary Public - California
Orange County
My Comm. Expires Nov 16, 2008

Signature JON McCLINTOCK

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income (Loss)	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
Additional Information:	
Computation of Net Capital Pursuant to Rule 15c3-1	10
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	11
Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3	12
Report on Internal Control Required by SEC Rule 17a-5	13-14

GOODRICH·BARON·GOODYEAR LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Finance 500, Inc.
Long Beach, California

We have audited the accompanying statement of financial condition of Finance 500, Inc. as of December 31, 2007, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Finance 500, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10-12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 12, 2008

FINANCE 500, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash and cash equivalents:		
Cash in banks		$ 342,615
Money market		994,322
Total cash		1,336,937
Receivables:		
Commissions	$ 1,173,911	
Other	605,949	1,779,860
Other marketable securities		75,577
Deposits		250,000
Property and equipment, at cost, less $94,890 of accumulated depreciation		205,099
Total assets		$ 3,647,473

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Commissions payable		$ 903,796
Accounts payable		175,798
Income taxes payable		800
Other liabilities - securities, short-position		49,316
Total liabilities		1,129,710
Commitments		-
Stockholder's equity:		
Common stock, no par value; 1,000,000 shares authorized; 1,000 shares issued and outstanding	$ 15,000	
Additional paid-in capital	2,000,000	
Retained earnings	502,763	
Total stockholder's equity		2,517,763
Total liabilities and stockholder's equity		$ 3,647,473

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF INCOME (LOSS)

YEAR ENDED DECEMBER 31, 2007

Revenues:		
Commissions income		$ 15,313,112
Listed income fees		1,153,169
Rebate fees		845
Other income		215,459
Total revenues		16,682,585
Expenses:		
Commissions	$ 10,630,429	
Salaries	2,027,988	
Depreciation	34,183	
Rents	548,898	
Consulting and professional fees	678,536	
Communications	136,111	
Equipment costs and supplies	41,128	
Registration fees	110,588	
Insurance	219,906	
Pension contribution	46,957	
Business development	221,936	
Other operating expenses	2,167,631	
Total expenses		16,864,291
Net income (loss)		$ (181,706)

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	$ 15,000	2,000,000	684,469	2,699,469
Net income (loss) for the year ended December 31, 2005	-	-	(181,706)	(181,706)
Balance, at end of year	$ 15,000	2,000,000	502,763	2,517,763

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:		
Net income (loss)		$ (181,706)
Adjustments to reconcile loss to net cash provided by operating activities:		
Depreciation	$ 34,183	
Decrease in commissions receivable	311,219	
Increase in other receivable	(490,848)	
Decrease in other securities	114,195	
Decrease in commissions payable	(247)	
Decrease in accounts payable	(219,802)	
Increase in other liabilities	35,931	
Decrease in settlement payable	(27,000)	
Total adjustments		(242,369)
Net cash flows used for operating activities		(424,075)
Cash flows from investing activities		
Proceeds from disposition of fixed assets	229,152	
Capital expenditures	(98,340)	
Net cash flows provided by investing activities		130,812
Cash flows from financing activities		-
Net decrease in cash		(293,263)
Cash and cash equivalents, beginning of year		1,630,200
Cash and cash equivalents, end of year		$ 1,336,937

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal office in Irvine, California The Company is subject to a minimum net capital requirement of $100,000 under SEC Rule 15c3-1. The Company acts as an introducing broker/dealer and clears transactions with and for customers on a fully disclosed basis through a clearing broker/dealer. The Company's primary business consists of sales of securities, limited partnership interests, and mutual funds. The Company requires no collateral for its receivables and, thus, is subject to the risks inherent in the economy.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Security Transactions

Security transactions are reported on a settlement date basis which is generally the third business day following the transaction date. While generally accepted accounting principles require reporting on a trade date basis, the difference between trade date and settlement date is not material. Related commissions and expenses are recorded on the accrual basis.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is computed using the straight-line method over sixty months.

Income Taxes

The Company files its income tax returns on the accrual basis of accounting. Deferred income taxes result from timing differences in the reporting of California franchise tax expense for financial and tax purposes.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(2) ACCOUNTS RECEIVABLE/COMMISSIONS PAYABLE

The accounts receivable represent commissions due to the Company from the sale of securities, limited partnership interests and mutual funds.

(3) DEPOSITS

The deposit of $250,000 as of December 31, 2007, consists of monies being held by Penson Financial Services, the Company's clearing agent.

(4) PROPERTY AND EQUIPMENT

Property and equipment is comprised of:

Office machinery and equipment	$	52,039
Office furniture and fixtures		247,950
		299,989
Less accumulated depreciation		(94,890)
Net property and equipment	$	205,099

(5) PROVISION FOR INCOME TAXES

Deferred taxes are accounted for under Financial Accounting Standard 109 (FAS 109), Accounting for Income Taxes, which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities.

The Company's deferred tax assets resulted from State net operating loss carryforwards that may be applied against future taxable income and that expire in 2016. The net operating loss carryforwards amounted to $128,518. The deferred tax asset is as follows:

Deferred tax asset	$	11,361
Valuation allowance		(11,361)
		-

A valuation allowance was established due to the uncertainty of realization of the benefit of such carryforwards.

(6) PENSION PLAN

The Company sponsors a 401(k) pension plan which is open to all employees who have been with the Company for at least three months. The Company matches 5% for every dollar the employee contributes to the plan. Employer contributions to the plan for the year amounted to $46,957.

(7) CONCENTRATION OF CREDIT RISK FOR CASH HELD AT BANKS

The Company maintains cash accounts at Bank of America and First State Bank which had bank balances of $568,649 and $366,159, respectively, at December 31, 2007. Accounts at these institutions are insured up to $100,000 by the Federal Deposit Insurance Corporation.

The Company also maintains an investment account and a money market account with Penson Financial Services, Inc. (Penson) and Fidelity Investments (Fidelity), respectively. The accounts had balances of $391,378 and $177,222, respectively, at December 31, 2007. The Company also maintains a clearing deposit account at Penson which is required by the Securities and Exchange Commission. Accounts held at Penson and Fidelity are insured by the Securities Investor Protection Corporation.

(8) NET CAPITAL

The Company is subject to a $100,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2007, the net capital ratio was 0.65 to 1 and net capital was $1,670,929 which exceeded the required minimum capital by $1,570,929.

(9) COMMITMENTS

The Company entered into a sixty-month lease expiring May 31, 2011, for an office suite in Irvine, California.

The remaining minimum future lease payments under this lease as of December 31, 2007 are:

2008	$ 318,131
2009	326,168
2010	334,205
2011	196,907
	$ 1,175,411

The Company has also entered into various operating leases on computer equipment. The terms of the leases are sixty month periods expiring in various years through 2012.

The remaining minimum future lease payments under the lease terms as of December 31, 2007 are:

Year Ended December 31,	Amount
2008	$ 170,125
2009	157,770
2010	148,467
2011	136,121
2012	3,123
Total minimum future rental payments	$ 615,606

Rent expense for the year was $548,898.

(10) CONTINGENCIES

The Securities and Exchange Commission (SEC) has named a former registered representative and other non-related entities of the Company in a pending action for transactions which occurred while the representative was registered with the Company prior to 2005. In order to release the Company from any potential liability exposure, the Company has entered into a Settlement Agreement with the SEC pending execution of the settlement documents. Financial remuneration pursuant to the terms of the settlement will be provided by an outside third party and is not expected to have a direct impact upon the financial position or stability of the Company.

Part of The Financial Industry Regulatory Authority's (FINRA) regulatory duties is to conduct various audits and reviews of the Company's transactions, records, and reports. On occasion, FINRA will select certain transactions, records, and/or reports for further review and inquiry. At any given time during the year, FINRA may be conducting one or more reviews or special investigations related to the Company's business. Accordingly, while the Company is currently responding to one such inquiry by FINRA, there are no pending assessments the the present time. In the event that FINRA should conclude than an assessment is necessary or the the Company should elect to resolve any issues presented by FINRA, it is not anticipated that any such assessment would exceed $30,000 - $40,000 and would not have a significant financial impact on the Company in any case.

FINANCE 500, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2007

Total equity from statement of financial condition		$ 2,517,763
Less non-allowable assets:		
Other receivable	$ (605,949)	
Property and equipment	(205,099)	
		(811,048)
Net capital before haircut		1,706,715
Haircut:		
Money market	(19,886)	
Other marketable securities	(15,900)	
		(35,786)
Net capital		$ 1,670,929

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 88,496
Minimum dollar net capital required	$ 100,000
Net capital requirement (greater of above two figures)	$ 100,000
Excess net capital	$ 1,570,929

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 1,129,710
Deduct other liabilities - securities, short-position	49,316
Total aggregate indebtedness	$ 1,080,394
Ratio of aggregate indebtedness to net capital	0.65 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital as reported above.

FINANCE 500, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2007

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

FINANCE 500, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2007

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Finance 500, Inc.
Long Beach, California

In planning and performing our audit of the financial statements of Finance 500, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17 a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 12, 2008

END